AH 7-12-2005



05042630

ES
SECURITIES AND EXCHANGE COMMISSION
... 20549

L 7-1

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

SEC FILE NUMBER
8-35442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Research Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston (City) MA (State) 02111-2690 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas A. Romich 617-357-1311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 13 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116-5022 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
APR - 8 2005
WASH. DC
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 7-12-2005

OATH OR AFFIRMATION

I, Douglas.A. Romich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Research Investment Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President & Controller

Title

MICHAEL T. McMANUS
Notary Public
My Commission Expires
March 28, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research
& Management Company)

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

NET CAPITAL:		
Total stockholder's equity		$ 34,130,784
Debit items:		
Deferred dealer commissions	$ 19,182,641	
Furniture, equipment and leasehold improvements, net	618,785	
Prepaid expenses	407,870	
Nonqualifying investments	35,350	
Nonqualifying receivables	7,816,364	28,061,010
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		6,069,774
HAIRCUTS ON SECURITIES POSITIONS		(80,418)
NET CAPITAL		$ 5,989,356
AGGREGATE INDEBTEDNESS		$ 21,154,236
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER DEALERS (The greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 1,410,282
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 4,579,074
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.53 to 1

NOTE: There are no material differences between net capital reported above and the amount reported in the Company's unaudited Form X-17A-5, Part IIA.


STATE STREET RESEARCH

DELIVER BY HAND

April 7, 2005

Mr. Christopher Puricellii
Boston District Office
99 High Street – Suite 900
Boston, MA 02110

Dear Mr. Puricellii:

In response to your letter dated March 28, 2005, I am enclosing a revised Schedule of Computation of Net Capital with a statement indicating there were no material differences between the net capital computation in the annual report and the amount reported in the Company's unaudited Form X-17A-5, Part IIA.

In addition, we have completed the Form X-17A-5 Part III Facing Page. Should you have any further questions, please contact me at 617-357-1311.

Sincerely,

Douglas A. Romich
Senior Vice President and Controller
State Street Research Investment Services, Inc.

cc: NASD/Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attn: Eleanor Sabalbaro

SEC
Division of Market Regulation
450 5th Street, N.W.
Washington, D.C. 20549

SEC
Boston District Office
73 Tremont Street, Suite 600
Boston, MA 02108

VIA CERTIFIED MAIL

March 28, 2005


NASD

Mr. Douglas Romich
State Street Research Investment Services, Inc.
One Financial Center
Boston, MA 02111-2690

Dear Mr. Romich:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

> A Reconciliation, including appropriate explanations, of the Audited Computation of Net Capital and Computation of 15c3-3 reserve Requirements and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed or if no material differences existed, a statement so stating. (SEC Rule 17a-5(d)(4).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 7, 2005. Questions may be addressed to Amy Campanini at 617-532-3487.

Sincerely,

Christopher Puricellii
Supervisor

TJC/bmd
Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Lucy A. Corkery
Branch Chief, Broker/Dealer Section,
Securities and Exchange Commission

7004 2890 0004 6309 2592

Boston District Office
99 High Street - Suite 900
Boston, MA
02110

tel 617 532 3400
fax 617 451 3524
www.nasd.com